UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON: Mark Leventhal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

832,180
	8.	Shared Voting Power

180,000 (1)
	9.	Sole Dispositive Power

832,180
	10.	Shared Dispositive Power

180,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,180 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 180,000 shares held by the Mark S & Donna R Leventhal Family Foundation Inc., a charitable foundation controlled by the reporting person and his wife. The reporting person disclaims beneficial ownership of such 180,000 shares of common stock except to the extent of his pecuniary interest therein.

(2) Calculated based on 16,330,776 shares of common stock outstanding as of August 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on August 12, 2015.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0005 per share (“Common Stock”), of ProPhase Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 621 North Shady Retreat Road, Doylestown, PA 18901.

Item 2. Identity and Background.

This Schedule 13D is being filed by Mark Leventhal (the “Reporting Person”). The address of the Reporting Person is 621 North Shady Retreat Road, Doylestown, PA 18901. The Reporting Person is a United States citizen. The Reporting Person is currently a Director of the Issuer and his principal occupation is as a real estate investor. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the shares of Common Stock reported as beneficially owned by the Reporting Person with personal funds or as equity based grants from the Issuer for his service as a Director. At the time the Reporting Person was elected and seated as a Director of the Issuer in June 2009, the Reporting Person beneficially owned 240,000 shares of Common Stock that he had obtained in open market transactions. Since he joined the Board of Directors, the Reporting Person has received an aggregate of 62,180 shares of Common Stock as restricted stock grants from the Issuer for his service on the Board of Directors. The remaining 710,000 shares of Common Stock beneficially owned by the Reporting Person were purchased in several open market transactions with an aggregate purchase price of approximately $991,075, excluding brokerage commissions.

Item 4. Purpose of Transaction.

As provided above, the Reporting Person is a Director of the Issuer. As such, he participates in meetings and decision-making of the Board of Directors. By virtue of his positions with the Issuer and his stock ownership, he may be deemed to control the Issuer. The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer. The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Issuer (through options, warrants, or otherwise), or to sell some or all of his Common Stock in the open market, in private transactions, or otherwise. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Person may be deemed to beneficially own 1,012,180 shares of Common Stock. Based on 16,330,776 shares of Common Stock outstanding as of August 12, 2015, such ownership represents 6.2% of the issued and outstanding shares of the Issuer. The Reporting Person has (i) sole power to vote 832,180 shares of Common Stock and (ii) sole power to dispose of 832,180 shares of Common Stock.

(c) The Reporting Person purchased 145,309 shares of Common Stock at a weighted average price per share of $1.61 on August 18, 2015 in the open market. The Reporting Person purchased 204,691 shares of Common Stock at a weighted average price per share of $1.61 on August 17, 2015 in the open market.

(d) The report includes 180,000 shares of Common Stock held by the Mark S & Donna R Leventhal Family Foundation Inc., a charitable foundation controlled by the reporting person and his wife. No person or entity other than the reporting person, his wife, and the foundation is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2015

By:	/s/ Mark Leventhal
Mark Leventhal